

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 15, 2008

Mr. Kent Watts
President and Chief Executive Officer
Hyperdynamics Corporation
One Sugar Creek Center Blvd. # 125
Sugar Land, TX 77478

> **Re:** **Hyperdynamics Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **Filed September 28, 2007**
> **File No. 001-32490**

Dear Mr. Watts:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief